

August 30, 2023

Matthew Atkinson
Chief Executive Officer
CleanCore Solutions, Inc.
5920 South 118th Circle, Suite 2
Omaha, NE 68137

> **Re: CleanCore Solutions, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 11, 2023**
> **CIK No. 0001956741**

Dear Matthew Atkinson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Amendment on Form S-1 Filed 8/11/2023

Explanatory Note, page 1

1. We note that you have included two prospectuses in this registration statement. Please tell us whether you intend to use both prospectuses concurrently in the same format as filed. If so, please tell us how you will inform investors whether they will be investing in the public offering by the company or in the resale offering.

Risk Factors

We have historically depended on a limited number of third parties to supply key raw materials , page 15

2. We note the disclosure that you have historically purchased certain key raw materials, such as chassis, generators, vacuum switches, and head sockets and other components from a limited number of suppliers. Please enhance your disclosure to clarify whether you have experienced any supply chain disruptions due to such reliance.

Private Placement, page 39

3. We note your revisions and correspondence in response to prior comment 4. We were unable to locate your revision to clarify that the private placement concluded. We further note you stated you "concluded" the private placement on December 31, 2023. We note only 660,921 shares of class B common stock and 46,263 warrants to purchase class B common stock have been issued out of the initial offered amount of 864,198 shares of class B common stock. Please clarify if the private placement concluded on December 31, 2022.

Outstanding Equity Awards at Fiscal Year-End, page 56

4. Please update the information for your fiscal year ended June 30, 2023.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Louis A. Bevilacqua, Esq.